SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of November 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

FINANCIAL INFORMATION

Management's Discussion and Analysis

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "outlook", "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded United States ("U.S.") Medicare reimbursement system for dialysis services;

•
changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•
the outcome of ongoing government and internal investigations;

•
risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply dialysis services and / or products;

•
the influence of commercial insurers and managed care organizations;

•
the impact of recently enacted and possible future health care reforms;

•
product liability risks;

•
the outcome of ongoing potentially material litigation;

•
risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•
the impact of currency fluctuations;

•
introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•
changes in raw material and energy costs or the ability to procure raw materials; as well as

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

•
collectability of our receivables due to the financial stability and liquidity of our governmental and commercial payors.

       Important factors that could contribute to such differences are noted in the "Overview" section below, in Note 12 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2013, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of Operations" below. There have been no significant changes during the nine months ended September 30, 2014 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2013.

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2013. The results within this discussion and analysis are unaudited. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment and the term "International Segment" refers to the combination of our "EMEALA" (Europe, Middle East, Africa, and Latin America) operating segment and our Asia-Pacific operating segment. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year.

Overview

       We operate in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). Our dialysis care business, in addition to providing dialysis treatments to patients with ESRD, includes pharmacy services, vascular access surgery services, laboratory testing services, physician services, hospitalist services, health plan services and urgent care services (together, "Care Coordination"). Our dialysis products business includes manufacturing and distributing products for the treatment of ESRD. In the U.S., the Company also provides inpatient dialysis services as well as other services under contract to hospitals. We estimate that providing dialysis and distributing dialysis products

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of approximately 4 percent, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success.

       In addition, the reimbursement and ancillary services utilization environment significantly influences our business. The majority of treatments are paid for by governmental institutions such as the Centers for Medicare & Medicaid Services ("CMS") in the United States. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have been historically and are expected in the future to be limited. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as U.S. Sequestration (as defined below), (iii) commencing on January 1, 2014, the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis (see discussion of the American Taxpayer Relief Act of 2012 ("ATRA") below) and (iv) the enactment of the Protecting Access to Medicare Act of 2014 ("PAMA") (see discussion of PAMA below). In the future we expect to experience generally stable reimbursements for dialysis services globally.

       With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), Congress created the ESRD PPS pursuant to which CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the pre-2011 ESRD composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

       The ESRD PPS payment amount is also subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment.

       In addition to creating the ESRD PPS, MIPPA also created the ESRD quality incentive program ("QIP") which began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent. Performance on specified measures in a fiscal year affects payments two fiscal years later. For instance, the payments we receive during 2014 will be affected by our performance measures from 2012. Based on our performance from 2010 through 2012, the QIP's impact on our results through 2014 is immaterial. The initial QIP measures for 2010 and 2011 focused on anemia management (measured by hemoglobin level) and dialysis

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 adequacy (measured by Urea Reduction Ratio or URR). For payment year 2014, CMS adopted four additional measures: prevalence of catheter and A/V fistula use, reporting of infections to the Centers for Disease Control and Prevention, administration of patient satisfaction surveys and monthly monitoring of phosphorus and calcium levels. For payment year 2015, CMS will continue all of the 2014 QIP measures except URR dialysis adequacy, expand the scope of infection reporting and mineral metabolism reporting, and add four new measures. Payment year 2015 added measures consist of three new clinical measures (hemodialysis adequacy for adult patients, hemodialysis adequacy for pediatric patients and peritoneal dialysis adequacy for adult patients), and one new reporting measure (anemia management reporting). For payment year 2016, CMS will continue all of the 2015 QIP measures and add two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the Center for Disease Control and Prevention's National Health Safety Network by ESRD facilities treating patients on an in-center basis). For payment year 2017, CMS will continue ten of the eleven 2016 QIP measures (a total of 7 clinical measures and 3 reporting measures), remove the anemia management clinical measure (hemoglobin greater than 12 g/dL), revise the patient satisfaction survey reporting measure, and adopt one new clinical measure that addresses care coordination (measured by a Standardized Readmission Ratio or SRR). For payment year 2018, CMS will continue all of the measures proposed for payment year 2017 (with the exception of changing the patient satisfaction survey to a clinical measure), and to add five new measures consisting of two clinical measures (evaluating transfusions in the ESRD population as measured by a Standardized Transfusion Ratio or STrR and pediatric peritoneal dialysis adequacy) and three reporting measures (pain assessment, clinical depression screening, and healthcare personnel influenza vaccinations).

       The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase.

       On August 2, 2011, the Budget Control Act ("BCA") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the BCA, automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2 percent through 2022 (the "U.S. Sequestration"), rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. Pursuant to PAMA, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The Medicare sequestration reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

       The impact of the U.S. Sequestration on our dialysis care revenues from Medicare, beginning in the second quarter of 2013, resulted in a decrease of approximately $18 million in operating income for the nine months ended September 30, 2014 driven by the absence of U.S. Sequestration in the first quarter of 2013. The impact of the U.S. Sequestration for the last twelve months has resulted in an aggregate reduction to our operating income of $74 million.

       ATRA directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On November 22, 2013, CMS issued the final rule regarding the 2014 ESRD PPS rate. The base rate per treatment was reduced from $240.36 to $239.02 for 2014. This change reflected (a) a bundled market basket increase of 3.2 percent, reduced by an estimated multifactor productivity adjustment of 0.4 percent; (b) the application of a wage index budget neutrality factor and a home dialysis training add-on budget neutrality factor; and (c) the application of a portion of an overall reduction in the base rate ($8.16 per treatment) to account for a decrease in the historical utilization of certain ESRD-related drugs and biologicals from 2007 to 2012. As set forth in the November 2013 final rule, CMS will phase in the drug utilization adjustment mandated by ATRA, which CMS estimates will total $29.93 per treatment, over three to four years. CMS intended that the portion of the reduction that will be applied in 2014 and 2015 will largely offset the net market basket increases in average payments to ESRD facilities as a whole resulting in essentially unchanged reimbursement rates from 2013 to 2015. CMS stated that it would consider in 2015 whether to apply the remainder of the $29.93 reduction in 2016 alone or spread it out over 2016 and 2017.

       On April 1, 2014, PAMA was signed into law. This law modifies ATRA such that dialysis reimbursement for 2015 is intended to equal that for 2014. In addition, the reimbursement reductions mandated by ATRA for 2016 and 2017 have been eliminated. Instead, the market basket updates net of the productivity adjustment for each of 2016 and 2017 have been reinstated, though they will be reduced by 1.25 percent each year. For 2018, the market basket update net of the productivity adjustment will be reduced by 1 percent. In addition, the law mandates that ESRD-related drugs with only an oral form, including our phosphate binder PhosLo®, are excluded from the ESRD PPS and separately reimbursed until 2024. Finally, under the law, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024.

       On October 31, 2014, CMS issued the final rule updating Medicare payment policies and rates under the ESRD PPS for dialysis services provided on or after January 1, 2015. For calendar year 2015, CMS increases the ESRD PPS base rate to $239.43. Following the requirements of PAMA, this amount reflects elimination of the drug utilization adjustment, the application of a 0.0 percent market basket update net of the productivity adjustment, and the application of the proposed wage index budget-neutrality adjustment factor.

       Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

       On February 4, 2013, CMS announced plans to test a new Comprehensive ESRD Care Program and issued a solicitation for applications. CMS stated that it sought to work with up to 15 healthcare provider groups comprised of dialysis clinics and nephrologists, also known as ESRD Seamless Care Organizations

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while potentially lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In August 2013, we submitted an application to participate in the program as an ESCO. Following submission of our application, CMS announced that it would suspend review of all applications and reopen its request for application in the winter of 2014 to solicit additional participation.

       Following receipt of stakeholder feedback, CMS issued revised specifications for the Comprehensive ESRD Care Program in March of 2014. Under the revised specifications, large dialysis organizations were required to submit non-binding applications on or before June 23, 2014, while small dialysis organizations have until September 2014 to apply. We submitted non-binding applications for several different markets across the United States which CMS is currently reviewing. CMS is expected to make a determination on applications from large dialysis organizations in the coming months. Once an ESCO application is approved, CMS and the prospective ESCO will share data and enter into negotiations on the final terms of the shared savings arrangement. Should an agreement be executed, CMS intends that the ESCO will go into effect in January 2015.

       The Bundled Payments for Care Improvement initiative (BPCI) is a CMS three year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. On January 31, 2013, CMS announced the health care organizations selected to participate in BPCI, which include our subsidiary, Sound Inpatient Physicians, Inc. Sound Physicians is currently planning and preparing to commence participation under BPCI in 2015 in several markets.

       Fresenius Medical Care Holdings, Inc. ("FMCH") has an Epogen supply agreement with Amgen which expires at the end of this year. FMCH is engaged in negotiations to renew this agreement and expects to execute a new multi-year ESA supply agreement with Amgen prior to the expiration of the current agreement. Any failure to reach an agreement that gives FMCH continued access to Amgen ESAs at reasonable pricing could have a material adverse impact on our results of operations.

       We have identified three operating segments, North America Segment, EMEALA, and Asia-Pacific, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing dialysis care services and distributing products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." We aggregated these operating segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements using accounting principles generally accepted in the United States of America ("U.S. GAAP").

       Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters overhead charges, including accounting and finance, etc. ("Corporate"), because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 15 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

Results of Operations

       The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment revenue primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	(in millions)		(in millions)
Total revenue
North America	$2,713	$2,439	$7,630	$7,104
International	1,386	1,222	3,843	3,619
Corporate	17	8	44	25

Totals	4,116	3,669	11,517	10,748

Inter-segment revenue
North America	3	3	6	5
International	-	-	-	-

Totals	3	3	6	5

Total net revenue
North America	2,710	2,436	7,624	7,099
International	1,386	1,222	3,843	3,619
Corporate	17	8	44	25

Totals	4,113	3,666	11,511	10,743

Operating income
North America	413	413	1,149	1,170
International	269	214	692	624
Corporate	(92)	(70)	(250)	(199)

Totals	590	557	1,591	1,595

Interest income	12	9	40	26
Interest expense	(111)	(112)	(334)	(336)
Income tax expense	(162)	(148)	(440)	(421)

Net Income	329	306	857	864
Less: Net Income attributable to Noncontrolling interests	(58)	(33)	(147)	(103)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$271	$273	$710	$761

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

Three months ended September 30, 2014 compared to three months ended September 30, 2013

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2014	2013
Revenue in $ million	4,113	3,666	12%		13%
Number of treatments	10,893,624	10,285,155	6%
Same market treatment growth in %	3.6%	4.0%
Gross profit as a % of revenue	31.3%	31.9%
Selling, general and administrative costs as a % of revenue	16.3%	15.9%
Operating income in $ million	590	557	6%
Operating income margin in %	14.3%	15.2%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	271	273	(1%	)
Basic earnings per share in $	0.89	0.91	(1%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

       Net dialysis care revenue increased by 14% to $3,197 million (15% increase at Constant Exchange Rates) for the three months ended September 30, 2014 from $2,813 million in the same period of 2013, mainly due to contributions from acquisitions (9%), growth in same market treatments (4%) and increases in organic revenue per treatment (2%), partially offset by the negative impact of exchange rate fluctuations (1%). Included in our net dialysis care revenue is Care Coordination revenue in the U.S. of $328 million and $159 million for the three months ended September 30, 2014 and 2013, respectively.

       Treatments increased by 6% for the three months ended September 30, 2014 as compared to the same period in 2013. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (1%).

       At September 30, 2014, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,349 clinics compared to 3,225 clinics at September 30, 2013. During the three months ended September 30, 2014, we acquired 16 clinics, opened 17 clinics and combined or closed 19 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 7% to 283,135 at September 30, 2014 from 265,824 at September 30, 2013.

       Dialysis product revenue increased by 7% (7% increase at Constant Exchange Rates) to $916 million as compared to $853 million in the same period of 2013. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, hemodialysis solutions and concentrates, products for

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 acute care treatments and devices manufactured under a five-year contract with a Fresenius SE company, partially offset by lower sales of machines.

       The decrease in gross profit margin to 31.3% from 31.9% primarily reflects the decrease in the North America Segment, partially offset by an increase in the International Segment. The decrease in the North America Segment was mainly due to higher personnel expense, growth in the lower margin Care Coordination businesses and the impact from ATRA reductions on the ESRD PPS payment rate, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. The increase in the International Segment was due to favorable business growth in Asia-Pacific.

       SG&A expenses increased to $670 million in the three months ended September 30, 2014 from $585 million in the same period of 2013. SG&A expenses as a percentage of sales increased to 16.3% for the three months of 2014 in comparison with 15.9% in the same period of 2013 due to increases in Corporate and the North America Segment and a decrease in the International Segment. The increase in Corporate was mainly driven by costs related to the closing of a manufacturing plant, higher legal and consulting expenses and higher costs related to members of the Management Board of Management AG, the Company's management board ("Management Board"). The increase in the North America Segment was mainly driven by higher consulting and legal expenses, the impact from ATRA reductions on the ESRD PPS payment rate and slightly higher personnel expense, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. The decrease in the International Segment was due to a favorable foreign exchange effect.

       Research and development ("R&D") decreased to $30 million for the three months ended September 30, 2014 from $33 million for the same period of 2013.

       For the three months ended September 30, 2014, we had a $1 million loss from the sale of FMC-AG & Co. KGaA dialysis clinics as compared to a $1 million gain from the sale of dialysis clinics for the three months ended September 30, 2013.

       Income from equity method investees decreased to $3 million for the three months ended September 30, 2014 from $5 million for the same period of 2013 due to decreased income from the Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP") renal pharmaceuticals joint venture.

       Operating income increased to $590 million for the three months ended September 30, 2014 from $557 million for the same period in 2013. Operating income margin decreased to 14.3% for the three months ended September 30, 2014 as compared to 15.2% for the same period in 2013 as a result of a decrease in gross profit margin and higher SG&A as a percentage of revenue, as discussed above.

       Interest expense decreased by 1% to $111 million for the three months ended September 30, 2014 from $112 million for the same period in 2013 due to a higher portion of debt with lower interest rates, partially offset by an increase in the average debt level during the year. Interest income increased to $12 million for the three months ended September 30, 2014 from $9 million for the same period in 2013 mainly as a result of interest income from interest-bearing notes receivables.

       Income tax expense increased to $162 million for the three months ended September 30, 2014 from $148 million for the same period in 2013. The effective tax rate increased to 32.9% from 32.6% for the same period of 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

       Net income attributable to noncontrolling interests for the three months ended September 30, 2014 increased to $58 million from $33 million for the same period of 2013 primarily driven by the creation of new joint ventures in the North America Segment in the fourth quarter of 2013.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended September 30, 2014 decreased by 1% to $271 million from $273 million for the same period in 2013 as a result of the combined effects of the items discussed above.

       Basic earnings per share decreased by 1% for the three months ended September 30, 2014 to $0.89 as compared with $0.91 in 2013 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 302.7 million in 2014 (301.3 million in 2013).

       We employed 97,327 people (full-time equivalents) as of September 30, 2014 compared to 89,282 as of September 30, 2013, an increase of 9%, primarily due to overall growth in our business and acquisitions.

       The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the three months ended September 30,
			Change in %
	2014	2013
Revenue in $ million	2,710	2,436	11%
Number of treatments	6,741,392	6,509,064	4%
Same market treatment growth in %	3.5%	3.5%
Operating income in $ million	413	413	(0%	)
Operating income margin in %	15.2%	17.0%

Revenue

       Net dialysis care revenue increased for the three months ended September 30, 2014 by 12% to $2,498 million from $2,224 million in the same period of 2013. This increase was driven by contributions from acquisitions (6%), same market treatment growth (3%), and increases in organic revenue per treatment (3%). Included in our net dialysis care revenue is Care Coordination revenue in the U.S. of $328 million and $159 million for the three months ended September 30, 2014 and 2013, respectively.

       Treatments increased by 4% for the three months ended September 30, 2014 as compared to the same period in 2013 mostly due to same market treatment growth (3%) and acquisitions (1%). At September 30,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

2014, 174,335 patients (a 3% increase over September 30, 2013) were being treated in the 2,158 clinics that we own or operate in the North America Segment, compared to 168,893 patients treated in 2,116 clinics at September 30, 2013. Average North America Segment revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $363 for the three months ended September 30, 2014 and $352 in the same period in 2013. In the U.S., the average revenue per treatment was $371 for the three months ended September 30, 2014 and $359 for the same period in 2013. The increase in the U.S. was mainly attributable to increased revenue related to pharmacy and laboratory testing services, a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors, mainly due to payor mix, partially offset by impact from ATRA reductions on the ESRD PPS payment rate and decreased revenue for renal pharmaceuticals.

       Dialysis product revenue remained flat at $212 million for the three months ended September 30, 2014 as compared to the same period in 2013. This was driven by higher sales of dialyzers and renal pharmaceuticals, fully offset by lower sales of machines.

Operating Income

       Operating income remained flat at $413 million for the three months ended September 30, 2014 as compared to the same period in 2013. Operating income margin decreased to 15.2% for the three months ended September 30, 2014 from 17.0% for the same period in 2013, due to higher personnel expense, the impact from ATRA reductions on the ESRD PPS payment rate, growth in lower margin Care Coordination businesses, as well as higher consulting and legal expenses, partially offset by favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. Cost per treatment for the North America Segment increased to $299 for the three months ended September 30, 2014 as compared to $287 for the same period of 2013. Cost per treatment in the U.S. increased to $304 for the three months ended September 30, 2014 from $293 in the same period of 2013.

International Segment

Key Indicators for International Segment
	For the three months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2014	2013
Revenue in $ million	1,386	1,222	13%	16%
Number of treatments	4,152,232	3,776,091	10%
Same market treatment growth in %	3.9%	4.8%
Operating income in $ million	269	214	26%
Operating income margin in %	19.4%	17.5%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

Revenue

       Including the effects of acquisitions, European region revenue increased 6% (7% increase at Constant Exchange Rates) to $784 million, Latin America region revenue increased 5% (18% increase at Constant Exchange Rates) to $215 million, and Asia-Pacific region revenue increased 40% (41% increase at Constant Exchange Rates due to acquisitions of approximately 34%, net of divested clinics, and organic growth of approximately 7%) to $387 million.

       Net dialysis care revenue for the International Segment increased during the three months ended September 30, 2014 by 19% (25% at Constant Exchange Rates) to $699 million from $589 million in the same period of 2013. This increase is a result of contributions from acquisitions (18%), increases in organic revenue per treatment (5%) and same market treatment growth (4%), partially offset by the negative effect of exchange rate fluctuations (6%) and the effect of closed or sold clinics (2%).

       Treatments increased by 10% for the three months ended September 30, 2014 over the same period in 2013 mainly due to contributions from acquisitions (8%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (2%). As of September 30, 2014, we treated 108,800 patients (a 12% increase over September 30, 2013) at 1,191 clinics that we own, operate or manage in the International Segment compared to 96,931 patients treated at 1,109 clinics at September 30, 2013. Average revenue per treatment for the three months ended September 30, 2014 increased to $168 from $156 in comparison with the same period of 2013 due to increased reimbursement rates and changes in country mix ($21), partially offset by the weakening of local currencies against the U.S. dollar ($9).

       Dialysis product revenue for the three months ended September 30, 2014 increased by 9% (9% increase at Constant Exchange Rates) to $687 million compared to $633 million in the same period of 2013. The increase was driven by increased sales of dialyzers, bloodlines, and hemodialysis solutions and concentrates as well as products for acute care treatments, partially offset by lower sales of machines.

Operating Income

       Operating income increased to $269 million for the three months ended September 30, 2014 as compared to $214 million for the same period in 2013. Operating income margin increased to 19.4% for the three months ended September 30, 2014 from 17.5% for the same period in 2013 mainly due to a favorable impact from business growth in Asia-Pacific and favorable foreign currency exchange effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the nine months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2014	2013
Revenue in $ million	11,511	10,743	7%		8%
Number of treatments	31,526,484	30,033,062	5%
Same market treatment growth in %	3.7%	3.7%
Gross profit as a % of revenue	31.1%	32.0%
Selling, general and administrative costs as a % of revenue	16.7%	16.5%
Operating income in $ million	1,591	1,595	(0%	)
Operating income margin in %	13.8%	14.8%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	710	761	(7%	)
Basic earnings per share in $	2.35	2.50	(6%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

       Net dialysis care revenue increased by 8% to $8,928 million (10% increase at Constant Exchange Rates) for the nine months ended September 30, 2014 from $8,235 million in the same period of 2013, mainly due to contributions from acquisitions (5%), growth in same market treatments (4%) and increases in organic revenue per treatment (1%), partially offset by the negative impact of exchange rate fluctuations (2%). Included in our net dialysis care revenue is Care Coordination revenue in the U.S. of $701 million and $425 million for the nine months ended September 30, 2014 and 2013, respectively.

       Treatments increased by 5% for the nine months ended September 30, 2014 as compared to the same period in 2013. The increase is due to same market treatment growth (4%) and acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue increased by 3% (3% increase at Constant Exchange Rates) to $2,583 million as compared to $2,508 million in the same period of 2013. The increase was driven by increased sales of dialyzers, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and devices manufactured under a five-year contract with a Fresenius SE company, partially offset by lower sales of machines.

       The decrease in gross profit margin to 31.1% from 32.0% reflects a decrease in the North America Segment, partially offset by an increase in the International Segment. The decrease in the North America Segment was mainly due to higher personnel expense, the impact from ATRA reductions on the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

ESRD PPS payment rate, growth in lower margin in Care Coordination businesses, higher costs as a result of FDA remediation, an unfavorable impact from the U.S. Sequestration, and higher costs for freight and distribution, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. The increase in the International Segment was due to business growth in Asia-Pacific, a favorable impact from reimbursement rate increases in several countries and a favorable impact from manufacturing driven by lower labor costs and lower start-up costs, partially offset by unfavorable foreign currency exchange effects.

       SG&A expenses increased to $1,921 million in the nine months ended September 30, 2014 from $1,772 million in the same period of 2013. SG&A expenses as a percentage of sales increased to 16.7% for the nine months of 2014 in comparison with 16.5% in the same period of 2013 due to an increase in Corporate and a decrease in the North America Segment. The increase at Corporate was mainly driven by higher legal and consulting expenses, costs related to the changes in the Management Board, costs related to the closing of a manufacturing plant and higher acquisition related costs. The decrease in the North America Segment was due to a favorable impact from commercial payors and a favorable impact from the ESRD PPS market basket update, partially offset by the impact from ATRA reductions on the ESRD PPS payment rate.

       Research and development ("R&D") decreased to $91 million for the nine months ended September 30, 2014 from $95 million for the same period of 2013.

       For the nine months ended September 30, we had a $1 million loss from the sale of FMC-AG & Co. KGaA dialysis clinics as compared to a $9 million gain from the sale of dialysis clinics for the three months ended September 30, 2013.

       Income from equity method investees increased to $22 million for the nine months ended September 30, 2014 from $16 million for the same period of 2013 due to increased income from the VFMCRP renal pharmaceuticals joint venture.

       Operating income decreased to $1,591 million for the nine months ended September 30, 2014 from $1,595 million for the same period in 2013. Operating income margin decreased to 13.8% for the nine months ended September 30, 2014 as compared to 14.8% for the same period in 2013 as a result of a decrease in gross profit margin and higher SG&A as a percentage of revenue, as discussed above.

       Interest expense decreased 1% to $334 million for the nine months ended September 30, 2014 as compared to $336 million for the same period in 2013 due to a higher portion of debt with lower interest rates, partially offset by an increase in the average debt level during the year. Interest income increased to $40 million for the nine months ended September 30, 2014 from $26 million for the same period in 2013 mainly as a result of higher interest income from interest-bearing notes receivables.

       Income tax expense increased to $440 million for the nine months ended September 30, 2014 from $421 million for the same period in 2013. The effective tax rate increased to 33.9% from 32.8% for the same period of 2013. The tax rate for the nine months ended September 30, 2014 was influenced by a tax court decision against another company on a similar transaction for a tax position we took on a prior year's transaction. Based on this decision we reversed our former tax position which resulted in $18 million of additional expense in the second quarter of 2014 period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

       Net income attributable to noncontrolling interests for the nine months ended September 30, 2014 increased to $147 million from $103 million for the same period of 2013 primarily driven by the creation of new joint ventures in the North America Segment in the second half of 2013.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the nine months ended September 30, 2014 decreased by 7% to $710 million from $761 million for the same period in 2013 as a result of the combined effects of the items discussed above.

       Basic earnings per share decreased by 6% for the nine months ended September 30, 2014 to $2.35 as compared with $2.50 in 2013 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 302.0 million in 2014 (304.7 million in 2013). The decrease in the number of shares outstanding was the result of the share buyback program completed during the third quarter of 2013, partially offset by stock options exercised.

       The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the nine months ended September 30,
			Change in %
	2014	2013
Revenue in $ million	7,624	7,099	7%
Number of treatments	19,733,929	19,041,470	4%
Same market treatment growth in %	3.4%	3.6%
Operating income in $ million	1,149	1,170	(2%	)
Operating income margin in %	15.1%	16.5%

Revenue

       Net dialysis care revenue increased for the nine months ended September 30, 2014 by 8% to $7,015 million from $6,485 million in the same period of 2013. This increase was driven by same market treatment growth (3%), contributions from acquisitions (3%) and increases in organic revenue per treatment (2%). Included in our net dialysis care revenue is Care Coordination revenue in the U.S. of $701 million and $425 million for the nine months ended September 30, 2014 and 2013, respectively.

       Treatments increased by 4% for the nine months ended September 30, 2014 as compared to the same period in 2013 mostly due to same market treatment growth (3%) and acquisitions (1%). Average North America Segment revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $358 for the nine months ended September 30, 2014 and $350 in the same period in 2013. In the U.S.,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 the average revenue per treatment was $366 for the nine months ended September 30, 2014 and $358 for the same period in 2013. The increase in the U.S. was mainly attributable to increased revenue related to pharmacy and laboratory testing services, a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors, partially offset by impact from ATRA reductions on the ESRD PPS payment rate, the impact from the U.S. Sequestration and decreased revenue for renal pharmaceuticals.

       Dialysis product revenue decreased for the nine months ended September 30, 2014 by (1%) to $609 million from $614 million in the same period of 2013. This decrease was driven by lower sales of machines and peritoneal dialysis products, partially offset by higher sales of dialyzers and renal pharmaceuticals.

Operating Income

       Operating income decreased to $1,149 million for the nine months ended September 30, 2014 from $1,170 million for the same period in 2013. Operating income margin decreased to 15.1% for the nine months ended September 30, 2014 from 16.5% for the same period in 2013, due to the impact from ATRA reductions on the ESRD PPS payment rate, higher personnel expense, growth in lower margin Care Coordination businesses, higher costs as a result of FDA remediation, an unfavorable impact from the U.S. Sequestration, and higher costs for freight and distribution, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. Cost per treatment for the North America Segment increased to $297 for the nine months ended September 30, 2014 as compared to $287 for the same period of 2013. Cost per treatment in the U.S. increased to $303 for the nine months ended September 30, 2014 from $293 in the same period of 2013.

International Segment

Key Indicators for International Segment
	For the nine months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2014	2013
Revenue in $ million	3,843	3,619	6%	9%
Number of treatments	11,792,555	10,991,592	7%
Same market treatment growth in %	4.3%	3.9%
Operating income in $ million	692	624	11%
Operating income margin in %	18.0%	17.2%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

Revenue

       Including the effects of acquisitions, European region revenue increased 4% (3% increase at Constant Exchange Rates) to $2,306 million, Latin America region revenue decreased 3% (14% increase at Constant Exchange Rates) to $599 million, and Asia-Pacific region revenue increased 19% (21% increase at Constant Exchange Rates due to acquisitions of approximately 15%, net of divested clinics, and organic growth of approximately 6%) to $938 million.

       Net dialysis care revenue for the International Segment increased during the nine months ended September 30, 2014 by 9% (15% at Constant Exchange Rates) to $1,913 million from $1,750 million in the same period of 2013. This increase is a result of contributions from acquisitions (8%), same market treatment growth (4%) and increases in organic revenue per treatment (4%), partially offset by the negative effect of exchange rate fluctuations (6%) and the effect of closed or sold clinics (1%).

       Treatments increased by 7% for the nine months ended September 30, 2014 over the same period in 2013 mainly due to same market treatment growth (4%) and contributions from acquisitions (4%), partially offset by the effect of closed or sold clinics (1%). Average revenue per treatment for the nine months ended September 30, 2014 increased to $162 from $159 in comparison with the same period of 2013 due to increased reimbursement rates and changes in country mix ($12), partially offset by weakening of local currencies against the U.S. dollar ($9).

       Dialysis product revenue for the nine months ended September 30, 2014 increased by 3% (3% increase at Constant Exchange Rates) to $1,930 million compared to $1,869 million in the same period of 2013. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and peritoneal dialysis products, partially offset by decreased sales of machines.

Operating Income

       Operating income increased to $692 million for the nine months ended September 30, 2014 as compared to $624 million for the same period in 2013. Operating income margin increased to 18.0% for the nine months ended September 30, 2014 from 17.2% for the same period in 2013 mainly due to business growth in Asia-Pacific, favorable foreign exchange effects, favorable impact from reimbursement rate increases in several countries and a favorable impact from manufacturing which was driven by lower labor costs and lower start-up costs, partially offset by an accrued provision related to the compliance investigation (see Note 12 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies," included in this report), we are conducting and various other cost increases.

Liquidity and Capital Resources

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis centers, purchase equipment for

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 existing or new renal dialysis centers and production sites, repay debt, pay dividends and repurchase shares (see 'Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

       At September 30, 2014, we had cash and cash equivalents of $588 million. For information regarding utilization and availability of cash under our principal credit facility (the "2012 Credit Agreement"), see Note 6 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – 2012 Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

       In the first nine months of 2014 and 2013, we generated net cash provided by operating activities of $1,274 million and $1,446 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2014 versus 2013 was mainly a result of the $115 million payment for the W.R. Grace bankruptcy settlement, a tax payment as a result of a tax audit in Germany for fiscal years 2002 through 2005, which had been previously provided for, of approximately $103 million, increased inventory and a lower decrease of Days Sales Outstanding ("DSO").

       The profitability of our business depends significantly on reimbursement rates. Approximately 78% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2014, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. With the exception of (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts and (iii) the reductions to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis, we have experienced and also expect in the future to experience generally stable reimbursements worldwide for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

       Our working capital, which is defined as current assets less current liabilities, was $2,162 million at September 30, 2014 which decreased from $2,733 million at December 31, 2013. The change is primarily the result of the incurrence of Term Loan A-2 under the 2012 Credit Agreement; an increase in short-term borrowings, mainly from related parties; increased accrued expenses and a decrease in cash due to investments made in available-for-sale securities; partially offset by the repayment of the European Investment Bank ("EIB") Agreements in February of 2014; the payment for the W.R. Grace bankruptcy settlement; an increase in our trade accounts receivable as a result of an acquisition and growth in our business; an increase in our finished goods inventories due to pharmaceuticals we ordered and paid for in 2013 arriving in 2014, delayed sales, and growth in our business; an increase in prepaid and other current assets as a result of investments in available for sale securities and a decrease in income taxes payable. Our ratio of current assets to current liabilities was 1.50 and 1.77 at September 30, 2014 and December 31, 2013, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Net Cash Provided By (Used In) Financing Activities" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented DSO of 72 at September 30, 2014, a decrease as compared to 73 at December 31, 2013.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	September 30, 2014	December 31, 2013
North America days sales outstanding	52	53

International days sales outstanding	108	110

FMC-AG & Co. KGaA average days sales outstanding	72	73

       The decrease in North America to a large extent was driven by the positive impact of the resolution of payment delays which were caused by changes in ownership of certain U.S. clinics which resulted from the creation of joint ventures in 2013. The International Segment's DSO decrease reflects an Asia-Pacific acquisition contributing much lower DSO than the average for the region. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future.

       We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. As a result of a tax audit in the U.S. we identified a tax item relating to civil settlement payment deductions taken by FMCH in prior year tax returns that will or could impact our financial results in the future (see Note 12 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies-Other Litigation and Potential Exposures" for further details on this tax matter). We have also received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $1,684 million and $773 million in investing activities in the nine months ended September 30, 2014 and 2013, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $639 million and $494 million in the first nine months of 2014 and 2013, respectively. In the first nine months of 2014, capital expenditures were $296 million in the North America Segment, $196 million at Corporate, $147 million for the International Segment. Capital expenditures in the first nine months of 2013 were $271 million in the North America Segment, $121 million for the International Segment and $102 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in the North America Segment, Germany, France and Serbia and capitalization of machines provided to our customers, primarily in the International Segment. Capital expenditures were approximately 6% of total revenue in the first nine months of 2014 as compared to 5% for the same period in 2013.

       In addition to the capital expenditures discussed above, we invested approximately $1,049 million cash in the first nine months of 2014, $880 million in the North America Segment, $168 million in the International Segment and $1 million at Corporate. The investment in the North American Segment was mainly driven by the $564 million investment for the majority interest in Sound Inpatient Physicians, Inc., available-for-sale securities, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investment in the International Segment largely relates to acquisitions of clinics and deferred acquisition payments related to an equity method investee. In the first nine months of 2013, we invested approximately $297 million cash, $231 million in the North America Segment, $65 million in the International Segment and $1 million at Corporate.

       We anticipate capital expenditures of approximately $0.9 billion and expect to make acquisitions of approximately $1.3 billion in 2014. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash provided by financing activities was $308 million in the first nine months of 2014 compared to net cash used in financing activities of $743 million in the first nine months of 2013, respectively.

       In the nine-months period ended September 30, 2014, cash was mainly provided by proceeds from long-term and short-term borrowings including drawing under the revolving credit facility and the issuance of equity-neutral convertible bonds, contributions from noncontrolling interests and proceeds from the exercise of stock options, partially offset by the repayment for the EIB Agreements, repayment of portions of long-term debt and short term borrowings, a reduction in the Accounts Receivable facility, payment of dividends as well as distributions to noncontrolling interests. In the first nine months of 2013, cash was used in the purchase of our shares through the share buyback program, the repayment of portions of long-term debt and short-term borrowings, the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from long-term debt and short-term borrowings, proceeds from the exercise of stock options and proceeds of a premium paid for the conversion of preference shares into

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 ordinary shares by the largest holder of former preference shares, a financial institution located outside the United States.

       On May 16, 2014, we paid a dividend with respect to 2013 of €.77 per ordinary share (for 2012 paid in 2013 €.75). The total dividend payment was €232 million ($318 million) as compared with €230 million ($296 million) in the prior year.

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,105 million, 18.3% of revenues for the nine-months period ended September 30, 2014, and $2,074 million, 19.3% of revenues for the same period of 2013. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013 discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

	For the nine months ended September 30,
	2014	2013
	(in millions)
Total EBITDA	$2,105	$2,074
Interest expense (net of interest income)	(294)	(310)
Income tax expense	(440)	(421)
Change in deferred taxes, net	2	(7)
Changes in operating assets and liabilities	(131)	91
Stock compensation expense	4	18
Other items, net	28	1

Net cash provided by (used in) operating activities	$1,274	$1,446

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

       The following table shows the significant cash flow key performance indicators for the nine months ended September 30, 2014 and 2013:

	For the nine months ended September 30,
	2014	2013
	(in millions)
Revenue	$11,511	$10,743
Net cash provided by (used in) operating activities	1,274	1,446
Capital expenditures	(646)	(512)
Proceeds from sale of property, plant and equipment	7	18

Capital expenditures, net	(639)	(494)

Free cash flow	635	952
Net cash provided by (used in) operating activities as a % of revenue	11.1%	13.5%
Free cash flow as a % of revenue	5.5%	8.9%

Balance Sheet Structure

       Total assets as of September 30, 2014 increased to $24.3 billion from $23.1 billion as compared to December 31, 2013. Current assets as a percent of total assets remained flat at 27% at September 30, 2014 as compared to December 31, 2013. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 40% at September 30, 2014 as compared to 41% at December 31, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2014 and 2013

Outlook

       Below is a table showing our growth outlook for 2014:

2014
Revenue	~ $15.2 billion
Operating income	~ $2.2 billion
Operating income margin	~ 14,5%
Net income (1)	$1.0 – $1.05 billion
Growth in net income (1)	decrease 5 – 10%
Growth in basic earnings per share (1)	based on development of net income
Capital Expenditures	~ $0.9 billion
Acquisitions and investments	~ $1.3 billion
Net cash provided by (used in) operating activities	> $1.5 billion
Net cash provided by (used in) operating activities as a % of revenue	> 10%
Free cash flow as a % of revenue	> 4%
Debt/EBITDA Ratio	~3.0
Employees (2)	~ 97,000
Research and development expenses	~ $140 million

(1) Net income attributable to shareholders of FMC AG & Co. KGaA.

(2) Full-time equivalents.

       The table above excludes revenue of approximately $500 million resulting from acquisitions completed during the nine months ended September 30, 2014.

       The Company initiated a global efficiency program designed to enhance the Company's performance over a multi-year period which should lead to sustainable savings. Potential cost savings before income taxes of up to $60 million generated from this program are not included in the Outlook for 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Revenue:
Dialysis Care	$3,276,629	$2,886,742	$9,135,597	$8,439,921
Less: Patient service bad debt provision	79,871	73,590	207,823	205,137

Net Dialysis Care	3,196,758	2,813,152	8,927,774	8,234,784
Dialysis Products	916,004	852,980	2,583,382	2,507,784

	4,112,762	3,666,132	11,511,156	10,742,568
Costs of revenue:
Dialysis Care	2,393,333	2,097,751	6,712,355	6,139,317
Dialysis Products	431,341	399,252	1,217,163	1,166,231

	2,824,674	2,497,003	7,929,518	7,305,548
Gross profit	1,288,088	1,169,129	3,581,638	3,437,020
Operating (income) expenses:
Selling, general and administrative	670,405	584,549	1,920,779	1,771,619
(Gain) loss on sale of dialysis clinics	976	(597)	746	(9,397)
Research and development	30,234	33,211	90,963	94,504
Income from equity method investees	(3,451)	(5,294)	(21,942)	(14,518)

Operating income	589,924	557,260	1,591,092	1,594,812
Other (income) expense:
Interest income	(11,616)	(8,740)	(39,930)	(25,982)
Interest expense	110,719	111,912	333,700	336,434

Income before income taxes	490,821	454,088	1,297,322	1,284,360
Income tax expense	161,719	148,259	440,294	420,873

Net income	329,102	305,829	857,028	863,487
Less: Net income attributable to noncontrolling interests	58,259	32,855	147,081	102,490

Net income attributable to shareholders of FMC-AG & Co. KGaA	$270,843	$272,974	$709,947	$760,997

Basic earnings per share	$0.89	$0.91	$2.35	$2.50

Fully diluted earnings per share	$0.89	$0.90	$2.35	$2.49

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Net Income	$329,102	$305,829	$857,028	$863,487

Gain (loss) related to cash flow hedges	4,574	(531)	18,604	19,359
Actuarial gain (loss) on defined benefit pension plans	4,250	6,324	12,959	19,112
Gain (loss) related to foreign currency translation	(197,392)	30,456	(206,678)	(96,914)
Income tax (expense) benefit related to components of other comprehensive income	(2,582)	(2,519)	(9,743)	(12,436)

Other comprehensive income (loss), net of tax	(191,150)	33,730	(184,858)	(70,879)

Total comprehensive income	$137,952	$339,559	$672,170	$792,608
Comprehensive income attributable to noncontrolling interests	54,431	33,619	143,502	100,936

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$83,521	$305,940	$528,668	$691,672

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

At September 30, 2014 and December 31, 2013

(in thousands, except share data)

	September 30, 2014	December 31, 2013
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$587,504	$682,777
Trade accounts receivable less allowance for doubtful accounts of $410,714 in 2014 and $413,165 in 2013	3,153,236	3,037,274
Accounts receivable from related parties	179,826	153,118
Inventories	1,185,204	1,097,104
Prepaid expenses and other current assets	1,107,857	1,037,391
Deferred taxes	245,110	279,052

Total current assets	6,458,737	6,286,716
Property, plant and equipment, net	3,253,238	3,091,954
Intangible assets	770,274	757,876
Goodwill	12,361,197	11,658,187
Deferred taxes	106,163	104,167
Investment in equity method investees	679,509	664,446
Other assets and notes receivables	623,458	556,560

Total assets	$24,252,576	$23,119,906

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$538,328	$542,597
Accounts payable to related parties	146,691	123,929
Accrued expenses and other current liabilities	2,137,067	2,012,533
Short-term borrowings and other financial liabilities	139,997	96,648
Short-term borrowings from related parties	291,422	62,342
Current portion of long-term debt and capital lease obligations	924,166	511,370
Income tax payable	85,358	170,360
Deferred taxes	33,446	34,194

Total current liabilities	4,296,475	3,553,973
Long-term debt and capital lease obligations, less current portion	7,712,788	7,746,920
Other liabilities	392,599	329,561
Pension liabilities	402,881	435,858
Income tax payable	175,512	176,933
Deferred taxes	748,468	743,390

Total liabilities	13,728,723	12,986,635
Noncontrolling interests subject to put provisions	773,733	648,251
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 310,709,848 issued and 303,160,897 outstanding	384,722	382,411
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,570,182	3,530,337
Retained earnings	6,769,461	6,377,417
Accumulated other comprehensive (loss) income	(731,866)	(550,587)

Total FMC-AG & Co. KGaA shareholders' equity	9,487,485	9,234,564
Noncontrolling interests not subject to put provisions	262,635	250,456
Total equity	9,750,120	9,485,020

Total liabilities and equity	$24,252,576	$23,119,906

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2014 and 2013

(unaudited, in thousands)

	For the nine months ended September 30,
	2014	2013
Operating Activities:
Net income	$857,028	$863,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	513,487	479,433
Change in deferred taxes, net	1,657	(6,771)
(Gain) loss on sale of investments	746	(9,397)
(Gain) loss on sale of fixed assets	2,527	2,995
Compensation expense related to stock options	3,804	18,484
Cash inflow (outflow) from hedging	-	(4,040)
Investments in equity method investees, net	25,193	10,790
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(102,147)	(15,470)
Inventories	(132,705)	(20,109)
Prepaid expenses, other current and non-current assets	117,957	47,731
Accounts receivable from related parties	(98,944)	(2,232)
Accounts payable to related parties	117,115	(13,933)
Accounts payable, accrued expenses and other current and non-current liabilities	51,646	78,743
Income tax payable	(83,544)	16,309

Net cash provided by (used in) operating activities	1,273,820	1,446,020

Investing Activities:
Purchases of property, plant and equipment	(646,371)	(512,476)
Proceeds from sale of property, plant and equipment	7,632	18,583
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,048,711)	(297,456)
Proceeds from divestitures	3,661	17,984

Net cash provided by (used in) investing activities	(1,683,789)	(773,365)

Financing Activities:
Proceeds from short-term borrowings	170,479	78,316
Repayments of short-term borrowings	(141,361)	(78,555)
Proceeds from short-term borrowings from related parties	309,730	16,464
Repayments of short-term borrowings from related parties	(56,762)	(5,836)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $44,690 in 2014)	1,616,470	337,137
Repayments of long-term debt and capital lease obligations	(1,118,729)	(325,912)
Increase (decrease) of accounts receivable securitization program	(94,000)	37,000
Proceeds from exercise of stock options	86,403	74,875
Proceeds from conversion of preference shares into ordinary shares	-	34,784
Purchase of treasury stock	-	(505,014)
Dividends paid	(317,903)	(296,134)
Distributions to noncontrolling interests	(177,810)	(162,239)
Contributions from noncontrolling interests	31,497	52,357

Net cash provided by (used in) financing activities	308,014	(742,757)

Effect of exchange rate changes on cash and cash equivalents	6,682	(15,783)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(95,273)	(85,885)
Cash and cash equivalents at beginning of period	682,777	688,040

Cash and cash equivalents at end of period	$587,504	$602,155

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2014 (unaudited) and year ended December 31, 2013 (audited)
(in thousands, except share data)

	Preference Shares		Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
									Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	-	$-	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260
Proceeds from exercise of options and related tax effects	2,200	3	2,280,439	3,031	-	-	102,520	-	-	105,554	-	105,554
Proceeds from conversion of preference shares into ordinary shares	(3,975,533)	(4,465)	3,975,533	4,465	-	-	34,784	-	-	34,784	-	34,784
Compensation expense related to stock options	-	-	-	-	-	-	13,593	-	-	13,593	-	13,593
Purchase of treasury stock	-	-	-	-	(7,548,951)	(505,014)	-	-	-	(505,014)	-	(505,014)
Dividends paid	-	-	-	-	-	-	-	(296,134)	-	(296,134)	-	(296,134)
Purchase/ sale of noncontrolling interests	-	-	-	-	-	-	(3,566)	-	-	(3,566)	(11,607)	(15,173)
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(32,275)	(32,275)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	-	-	(108,575)	-	-	(108,575)	-	(108,575)
Net income	-	-	-	-	-	-	-	1,109,890	-	1,109,890	32,577	1,142,467
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(58,474)	(58,474)	(2,993)	(61,467)

Comprehensive income	-	-	-	-	-	-	-	-	-	1,051,416	29,584	1,081,000

Balance at December 31, 2013	-	$-	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020

Proceeds from exercise of options and related tax effects	-	-	1,714,118	2,311	-	-	80,564	-	-	82,875	-	82,875
Compensation expense related to stock options	-	-	-	-	-	-	3,804	-	-	3,804	-	3,804
Dividends paid	-	-	-	-	-	-	-	(317,903)	-	(317,903)	-	(317,903)
Purchase/ sale of noncontrolling interests	-	-	-	-	-	-	(4,870)	-	-	(4,870)	9,422	4,552
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(46,216)	(46,216)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	-	-	(39,653)	-	-	(39,653)	-	(39,653)
Net income	-	-	-	-	-	-	-	709,947	-	709,947	50,110	760,057
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(181,279)	(181,279)	(1,137)	(182,416)

Comprehensive income	-	-	-	-	-	-	-	-	-	528,668	48,973	577,641

Balance at September 30, 2014	-	$-	310,709,848	$384,722	(7,548,951)	$(505,014)	$3,570,182	$6,769,461	$(731,866)	$9,487,485	$262,635	$9,750,120

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis care business, in addition to providing dialysis treatments to patients with ESRD, includes pharmacy services, vascular access surgery services, laboratory testing services, physician services, hospitalist services, health plan services and urgent care services (together, "Care Coordination"). The Company's dialysis products business includes manufacturing and distributing products for the treatment of ESRD. The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States ("U.S."), the Company also provides inpatient dialysis services as well as other services under contract to hospitals.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the Company's North America operating segment and the term "International Segment" refers to the combination of the Europe, Middle East, Africa, and Latin America ("EMEALA") operating segment and the Asia-Pacific operating segment. For further discussion of our operating segments, see Note 15 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

       The consolidated financial statements at September 30, 2014 and for the three and nine months ended September 30, 2014 and 2013 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2013 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2013, contained in the Company's 2013 Annual Report on Form 20-F.

       Certain items, in the net aggregate amount of $7,003 and $18,373 for the three- and nine-months periods ending September 30, 2013, respectively, relating to research and development, compensation

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

expense, and income from equity method investees have been reclassified in the prior year's comparative consolidated financial statements between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year's presentation.

       The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results of operations for the year ending December 31, 2014.

2.    Acquisitions

       As of September 30, 2014, we made acquisitions of $978,161. Included within this amount is $589,665 in cash and non-cash consideration paid for the acquisition of Sound Inpatient Physicians, Inc., a physician services organization focused on hospitalist and post-acute care services which was announced on June 27, 2014.

3.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 31.1% of the Company's outstanding shares at September 30, 2014. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its related parties that assume the role of key management personnel is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company also performs clinical studies and marketing and distribution services for certain of its equity method investees.

       The Company entered into real estate operating lease agreements with the Fresenius SE Companies, which include leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and contain renewal options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units, with an option to produce a total of 4,550 units, over the length of the five year contract.

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the nine months ended September 30, 2014		For the nine months ended September 30, 2013		September 30, 2014		December 31, 2013
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	238	17,059	241	16,265	23	2,642	245	2,365
Fresenius SE affiliates	6,249	49,384	4,684	61,950	1,051	2,437	975	1,900
Equity method investees	14,082	-	15,833	-	2,227	-	20,336	-

Total	$20,569	$66,443	$20,758	$78,215	$3,301	$5,079	$21,556	$4,265

Lease Agreements
Fresenius SE	-	7,907	-	7,331	-	-	-	-
Fresenius SE affiliates	-	13,281	-	12,706	-	-	-	-

Total	$-	$21,188	$-	$20,037	$-	$-	$-	$-

Products
Fresenius SE	-	-	17	-	-	-	-	-
Fresenius SE affiliates	42,822	33,644	22,634	42,274	18,566	3,859	18,587	7,231

Total	$42,822	$33,644	$22,651	$42,274	$18,566	$3,859	$18,587	$7,231

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of September 30, 2014 and December 31, 2013, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $135,010 and $112,568, respectively. As of September 30, 2014 and December 31, 2013, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $119,455 and $102,731, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 with an interest rate of 2.5366%. The loan agreement contains automatic one year renewals and requires a six-month termination notice.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At September 30, 2014, the Company borrowed from Fresenius SE €228,600 ($287,648 at September 30, 2014) on an unsecured basis at an interest rate of 1.382%. Subsequent to September 30, 2014, the Company received additional advances from Fresenius SE increasing the amount borrowed to €260,600 ($327,913) and is due on October 31, 2014. For further information on this loan agreement, see Note 5. "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties."

       On August 19, 2009, the Company borrowed €1,500 ($1,887 at September 30, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2015 with an interest rate of 1.849%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,887 at September 30, 2014) from the General Partner at 1.875%. This loan is due on November 28, 2014.

       At September 30, 2014 and December 31, 2013, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €11,800 and €11,800 ($14,848 at September 30, 2014 and $16,273 at December 31, 2013), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and have a coupon rate of 5.25% with interest payable semiannually.

       On May 23, 2014, the maturity date, the Company repaid a Chinese Yuan Renminbi ("CNY") loan, with interest, of 360,794 ($57,854) to a subsidiary of Fresenius SE.

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition members of the Management Board and the Supervisory Board as key management personnel, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $17,307 and $12,219, respectively, for its management services during the nine months ended September 30, 2014 and 2013. As of September 30, 2014 and December 31, 2013, the Company had accounts receivable from the General Partner in the amount of $449 and $407, respectively. As of September 30, 2014 and December 31, 2013, the Company had accounts payable to the General Partner in the amount of $18,298 and $9,702, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

4.    Inventories

       At September 30, 2014 and December 31, 2013, inventories consisted of the following:

	September 30, 2014	December 31, 2013
Finished goods	$745,631	$640,355
Raw materials and purchased components	197,199	185,146
Health care supplies	167,562	195,519
Work in process	74,812	76,084

Inventories	$1,185,204	$1,097,104

5.    Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

       At September 30, 2014 and December 31, 2013, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	September 30, 2014	December 31, 2013
Borrowings under lines of credit	$139,766	$95,690
Other financial liabilities	231	958

Short-term borrowings and other financial liabilities	139,997	96,648
Short-term borrowings from related parties (see Note 3.b)	291,422	62,342

Short-term borrowings, other financial liabilities and short-term borrowings from related parties	$431,419	$158,990

Short-term Borrowings from related parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus applicable margin. Advances can be repaid and reborrowed. On September 30, 2014, the Company received an advance of €228,600 at an interest rate of 1.3820%. For further information on short-term borrowings from related party outstanding at September 30, 2014, see Note 3 b.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

6.    Long-Term Debt and Capital Lease Obligations

       At September 30, 2014 and December 31, 2013, long-term debt and capital lease obligations consisted of the following:

	September 30, 2014	December 31, 2013
2012 Credit Agreement	$2,977,968	$2,707,145
Senior Notes	4,671,262	4,824,753
Equity-neutral convertible bonds	466,363	-
Euro Notes(1)	35,390	46,545
European Investment Bank Agreements(2)	-	193,074
Accounts receivable facility	257,250	351,250
Capital lease obligations	44,509	24,264
Other	$184,212	$111,259

Long-term debt and capital lease obligations	8,636,954	8,258,290
Less current maturities	(924,166)	(511,370)

Long-term debt and capital lease obligations, less current portion	$7,712,788	$7,746,920

(1) The Euro Notes were fully paid on October 27, 2014.

(2) The remaining two loans under the European Investment Bank Agreements were repaid on their maturity in February 2014.

2012 Credit Agreement

       The following table shows the available and outstanding amounts under the 2012 Credit Agreement at September 30, 2014 and at December 31, 2013:

	Maximum Amount Available September 30, 2014		Balance Outstanding September 30, 2014
Revolving Credit USD	$600,000	$600,000	$27,968	$27,968
Revolving Credit EUR	€500,000	$629,150	€-	$-
Term Loan A	$2,350,000	$2,350,000	$2,350,000	$2,350,000
Term Loan A-2	$600,000	$600,000	$600,000	$600,000

		$4,179,150		$2,977,968

	Maximum Amount Available December 31, 2013		Balance Outstanding December 31, 2013
Revolving Credit USD	$600,000	$600,000	$138,190	$138,190
Revolving Credit EUR	€500,000	$689,550	€50,000	$68,955
Term Loan A	$2,500,000	$2,500,000	$2,500,000	$2,500,000

		$3,789,550		$2,707,145

       At September 30, 2014 and December 31, 2013, the Company had letters of credit outstanding in the amount of $6,893 and $9,444, respectively, under the revolving credit facility, which are not included above as part of the balance outstanding, but reduce the available borrowings under the revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Term Loan A-2

       On July 1, 2014, the Company increased the 2012 Credit Agreement by establishing an incremental term loan tranche of $600,000 ("Term Loan A-2") to finance an investment in the U.S. into Sound Inpatient Physicians, Inc., which closed in July of 2014, and for general corporate purposes. Term Loan A-2 has a one year maturity and must be mandatorily prepaid with 100% of the net cash proceeds of US$ – denominated bonds or syndicated term loans, to the extent that these proceeds exceed a certain threshold. In line with these provisions, Term Loan A-2 was prepaid on October 29, 2014 from the proceeds of the offering of Senior Notes (for further information on the Senior Notes, see Note 17). The interest rate under the Term Loan A-2 was a rate equal to either (i) Libor plus an applicable margin or (ii) the Base Rate as defined in the 2012 Credit Agreement plus an applicable margin. The applicable margin increased after 90 days and would have further increased 180 days following disbursement.

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the account receivable facility at September 30, 2014 and at December 31, 2013:

	Maximum Amount Available(1)		Balance Outstanding
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Accounts Receivable Facility	$800,000	$800,000	$257,250	$351,250

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

       The Company also had letters of credit outstanding under the accounts receivable facility in the amount of $66,622 as of September 30, 2014 and $65,622 at December 31, 2013. These letters of credit are not included above as part of the balance outstanding at September 30, 2014 and December 31, 2013; however, they reduce available borrowings under the accounts receivable facility.

Equity-neutral Convertible Bonds

       On September 19, 2014, the Company issued €400,000 ($514,080) equity-neutral convertible bonds ("Convertible Bonds") which have a coupon of 1.125% and are due on January 31, 2020. The bonds were issued at par with the initial conversion price based upon the predetermined share price of €73.6448. Beginning November 2017, bond holders can exercise the conversion rights embedded in the bonds at certain dates. In order to offset, in full, the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options. The Company will amortize the cost of these options, €29,600, ($38,042), and various other offering costs over the life of the bonds, effectively increasing the total interest rate to 2.611%. We used the net proceeds of $471,203 for general corporate purposes. The Convertible Bonds are jointly and severally guaranteed by FMCH and Fresenius Medical Care Deutschland GmbH ("D-GmbH").

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

7.    Stock Options

       On July 28, 2014 under the Long Term Incentive Program 2011, the Company awarded 1,595,520 stock options, including 273,900 stock options granted to members of the Management Board of Fresenius Medical Care Management AG ("Management Board"), the Company's general partner, at an exercise price of $67.07 (€49.93), a fair value of $12.10 each and a total fair value of $19,306 which will be amortized over the four-year vesting period. The Company also awarded 283,716 shares of phantom stock, including 24,950 shares of phantom stock granted to members of the Management Board at a measurement date fair value of $65.08 (€51.72) each and a total fair value of $18,464, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

8.    Earnings Per Share

       The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2014 and 2013:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$270,843	$272,974	$709,947	$760,997
Denominators:
Weighted average number of:
Ordinary shares outstanding	302,711,512	301,310,149	301,999,288	302,158,886
Preference shares outstanding(1)	-	-	-	2,590,857

Total weighted average shares outstanding	302,711,512	301,310,149	301,999,288	304,749,743
Potentially dilutive Ordinary shares	571,521	445,648	416,688	637,188

Total weighted average Ordinary shares outstanding assuming dilution	303,283,033	301,755,797	302,415,976	302,796,074
Basic earnings per share	$0.89	$0.91	$2.35	$2.50
Fully diluted earnings per share	0.89	0.90	2.35	2.49

(1) As of the preference share conversion on June 28, 2013, the Company no longer has two classes of shares outstanding.

9.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The following table provides the calculations of net periodic benefit cost for the three and nine months ended September 30, 2014 and 2013, respectively.

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Components of net periodic benefit cost:
Service cost	$4,671	$3,993	$14,153	$11,785
Interest cost	7,422	6,658	22,234	20,200
Expected return on plan assets	(4,160)	(3,415)	(12,010)	(10,215)
Amortization of unrealized losses	4,250	6,324	12,959	19,112

Net periodic benefit costs	$12,183	$13,560	$37,336	$40,882

10.    Noncontrolling Interests Subject to Put Provisions

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At September 30, 2014 and December 31, 2013, the Company's potential obligations under these put options were $773,733 and $648,251, respectively, of which, at September 30, 2014, put options with an aggregate purchase obligation of $117,163 were exercisable. Two put options were exercised for a total consideration of $2,543 during the first nine months of 2014.

       The following is a roll forward of noncontrolling interests subject to put provisions for the nine months ended September 30, 2014 and the year ended December 31, 2013:

	September 30, 2014	December 31, 2013
Beginning balance as of January 1,	$648,251	$523,260
Contributions to noncontrolling interests	(104,876)	(122,179)
Purchase/ sale of noncontrolling interests	82,463	6,723
Contributions from noncontrolling interests	13,713	17,767
Changes in fair value of noncontrolling interests	39,653	108,575
Net income	96,971	113,156
Other comprehensive income (loss)	(2,442)	949

Ending balance as of September 30, 2014 and December 31, 2013	$773,733	$648,251

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

11.    Sources of Revenue

       Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's dialysis care revenue, for the nine months ended September 30, 2014 and 2013. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	For the nine months ended September 30,
	2014	2013
Medicare program	$3,422,033	$3,258,043
Private/alternative payors	3,100,575	2,833,762
Medicaid and other government sources	320,728	288,878
Hospitals	379,695	309,164

Total patient service revenue	$7,223,031	$6,689,847

12.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's Liberty® cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in state courts outside Massachusetts, in some of which the judicial authorities have established consolidated proceedings for their disposition. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

       On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator's complaint.

       Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC (AAC), which the Company acquired in October 2011, and to the Company's Fresenius Vascular Access subsidiary which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with certain of the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas.

       The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the U.S.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

       Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance.

       In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a broad range of documents. Communications with the investigating United States Attorney Offices indicate that the inquiry relates to products manufactured by FMCH, which encompasses the Granuflo® and Naturalyte® acid concentrate products that are also the subject of personal injury litigation described above, as well as electron-beam sterilization of dialyzers, the Liberty peritoneal dialysis cycler, and 2008 series hemodialysis machines as related to the use of Granuflo® and Naturalyte®. FMCH is cooperating fully in the government's investigation.

       On June 13, 2014, the Ministry of Commerce of the People's Republic of China, (MOFCOM) launched an anti-dumping investigation into producers of hemodialysis equipment in the European Union and Japan, which includes certain of the Company's subsidiaries. The Company is cooperating in this investigation and answered questionnaires issued by MOFCOM.

       The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District Court entered final judgment for FMCH in the refund amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston). On August 13, 2014, the United States Court of Appeals for the First Circuit (Boston) affirmed the District Court's order.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. See "Regulatory and Legal Matters—Product Regulation" section of the 2013 Annual Report on Form 20-F for additional information. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

13.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at September 30, 2014, and December 31, 2013.

		September 30, 2014		December 31, 2013
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$587,504	587,504	$682,777	682,777
Accounts receivable(1)	2	3,333,062	3,333,062	3,190,392	3,190,392
Notes Receivables	3	178,887	189,938	165,807	175,768
Liabilities
Accounts payable(1)	2	685,019	685,019	666,526	666,526
Short-term borrowings(1)	2	431,419	431,419	158,990	158,990
Long term debt, excluding 2012 Credit Agreement, Senior Notes, Convertible Bonds and Euro Notes	2	485,971	485,971	679,847	679,847
2012 Credit Agreement(2)	2	2,977,968	2,977,968	2,707,145	2,710,270
Senior Notes	2	4,671,262	5,120,117	4,824,753	5,348,679
Convertible Bonds	2	466,363	503,320	-	-
Euro Notes	2	35,390	35,521	46,545	47,423
Noncontrolling interests subject to put provisions	3	773,733	773,733	648,251	648,251

(1) Also includes amounts receivable from or payable to related parties.

(2) Includes Term Loan A-2.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

       The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 10 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

       At September 30, 2014 and December 31, 2013, the Company had $13,736 and $18,334 of derivative financial assets subject to netting arrangements and $53,616 and $16,371 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $4,534 and $12,169 as well as net liabilities of $44,414 and $10,207 at September 30, 2014 and December 31, 2013, respectively.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At September 30, 2014 and December 31, 2013, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $472,291 and $238,983 at September 30, 2014 and December 31, 2013, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,727,599 and $1,512,559 at September 30, 2014 and December 31, 2013, respectively.

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At September 30, 2014 and December 31, 2013, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €100,000 ($125,830 and $137,910 at September 30, 2014 and December 31, 2013, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance to effectively convert the variable interest rate related to the future debt to a fixed interest rate. These pre-hedges are settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the pre-hedges. At September 30, 2014 and December 31, 2013, the Company had $93,826 and $118,844, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at September 30, 2014 and December 31, 2013.

	September 30, 2014		December 31, 2013
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	2,664	(15,807)	4,985	(2,719)
Non-current
Foreign exchange contracts	48	(3,441)	759	(374)
Interest rate contracts	-	(4,197)	-	(4,392)

Total	$2,712	$(23,445)	$5,744	$(7,485)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	13,205	(31,109)	11,679	(22,982)
Non-current
Foreign exchange contracts	207	(3,172)	1,060	(820)
Derivatives embedded in the Convertible Bonds	-	(37,246)	-	-
Share Options to secure the Convertible Bonds	37,246	-	-	-

Total	$50,658	$(71,527)	$12,739	$(23,802)

(1) At September 30, 2014 and December 31, 2013, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded options of the Convertible Bonds is offset by the Share Options entered into by the Company. The Share Options are linked with the Convertible Bonds and their value is available on XETRA, see Note 6 for more information.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the nine months ended September 30,
	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the nine months ended September 30,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2014	2013		2014	2013
Interest rate contracts	$14,791	$(2,544)	Interest income/expense	$20,483	$20,476
Foreign exchange contracts	(20,853)	2,157	Costs of Revenue	4,183	(1,307)
Foreign exchange contracts			Interest income/expense	—	577

	$(6,062)	$(387)		$24,666	$19,746

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the nine months ended September 30,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2014	2013
Foreign exchange contracts	Selling, general and administrative expense	$(39,324)	$(27,412)
Foreign exchange contracts	Interest income/expense	6,868	5,931

		$(32,456)	$(21,481)

       For foreign exchange derivatives, the Company expects to recognize $11,363 of losses deferred in AOCI at September 30, 2014, in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $22,190 over the next twelve months which is currently deferred in AOCI. At September 30, 2014, this amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016.

       At September 30, 2014, the Company had foreign exchange derivatives with maturities of up to 20 months and interest rate swaps with maturities of up to 25 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Other Comprehensive Income (Loss), net of tax

       Changes in AOCI, net of tax, by component for the nine months ended September 30, 2014 and 2013 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)
Other comprehensive income (loss) before reclassifications	124	-	(95,360)	(95,236)	(1,554)	(96,790)
Amounts reclassified from AOCI	14,122	11,789	-	25,911	-	25,911

Other comprehensive income (loss) after reclassifications	14,246	11,789	(95,360)	(69,325)	(1,554)	(70,879)

Balance at September 30, 2013	$(124,095)	$(167,634)	$(269,709)	$(561,438)	$1,315	$(560,123)

Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)

Other comprehensive income (loss) before reclassifications	(4,287)	-	(203,099)	(207,386)	(3,579)	(210,965)
Amounts reclassified from AOCI	17,929	8,178	-	26,107	-	26,107

Other comprehensive income (loss) after reclassifications	13,642	8,178	(203,099)	(181,279)	(3,579)	(184,858)

Balance at September 30, 2014	$(108,214)	$(133,809)	$(489,843)	$(731,866)	$(2,754)	$(734,620)

       Reclassifications out of AOCI for the nine months ended September 30, 2014 and 2013 are as follows:

Details about AOCI Components	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
	For the nine months ended September 30,
	2014	2013
(Gain) Loss related to cash flow hedges
Interest rate contracts	$20,483	$20,476	Interest income/expense
Foreign exchange contracts	4,183	(1,307)	Costs of Revenue
Foreign exchange contracts	-	577	Interest income/expense

	24,666	19,746	Total before tax

	(6,737)	(5,624)	Tax expense or benefit

	$17,929	$14,122	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	12,959	19,112	(1)

	12,959	19,112	Total before tax

	(4,781)	(7,323)	Tax expense or benefit

	$8,178	$11,789	Net of tax

Total reclassifications for the period	$26,107	$25,911	Net of tax

(1) Included in the computation of net periodic pension cost (see Note 9 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Segment and Corporate Information

       The Company has identified three operating segments, North America Segment, EMEALA and Asia-Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, the Company has aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." The segments are aggregated due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under U.S. GAAP.

       Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters overhead charges, including accounting and finance, etc. ("Corporate"), because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three- and nine-months periods ended September 30, 2014 and 2013 is set forth below.

	North America Segment	International Segment	Segment Totals	Corporate	Total
Three months ended September 30, 2014
Net revenue external customers	$2,709,738	$1,385,582	$4,095,320	$17,442	$4,112,762
Inter - segment revenue	2,858	-	2,858	(2,858)	-

Revenue	2,712,596	1,385,582	4,098,178	14,584	4,112,762

Depreciation and amortization	(92,389)	(48,310)	(140,699)	(36,662)	(177,361)

Operating income	413,203	268,516	681,719	(91,795)	589,924

Income (loss) from equity method investees	1,966	1,485	3,451	-	3,451
Capital expenditures, acquisitions and investments	687,452	74,653	762,105	79,021	841,126
Three months ended September 30, 2013
Net revenue external customers	$2,436,141	$1,222,026	$3,658,167	$7,965	$3,666,132
Inter - segment revenue	2,591	-	2,591	(2,591)	-

Revenue	2,438,732	1,222,026	3,660,758	5,374	3,666,132

Depreciation and amortization(1)	(83,509)	(46,602)	(130,111)	(34,168)	(164,279)

Operating income(2)	413,473	213,521	626,994	(69,734)	557,260

Income (loss) from equity method investees(3)	3,300	1,994	5,294	-	5,294
Capital expenditures, acquisitions and investments	284,453	53,260	337,713	36,768	374,481
Nine months ended September 30, 2014
Net revenue external customers	$7,623,632	$3,843,099	$11,466,731	$44,425	$11,511,156
Inter - segment revenue	6,407	-	6,407	(6,407)	-

Revenue	7,630,039	3,843,099	11,473,138	38,018	11,511,156

Depreciation and amortization	(267,211)	(139,643)	(406,854)	(106,633)	(513,487)

Operating Income	1,149,478	691,971	1,841,449	(250,357)	1,591,092

Income (loss) from equity method investees	16,335	5,607	21,942	-	21,942
Segment assets	15,581,180	6,319,867	21,901,047	2,351,529	24,252,576
thereof investments in equity method investees	280,444	399,065	679,509	-	679,509
Capital expenditures, acquisitions and investments(4)	1,175,701	320,024	1,495,725	199,357	1,695,082
Nine months ended September 30, 2013
Net revenue external customers	$7,098,638	$3,619,000	$10,717,638	$24,930	$10,742,568
Inter - segment revenue	5,437	-	5,437	(5,437)	-

Revenue	7,104,075	3,619,000	10,723,075	19,493	10,742,568

Depreciation and amortization(1)	(245,382)	(138,933)	(384,315)	(95,118)	(479,433)

Operating Income(2)	1,170,176	623,618	1,793,794	(198,982)	1,594,812

Income (loss) from equity method investees(3)	9,289	5,229	14,518	-	14,518
Segment assets	14,238,874	6,034,705	20,273,579	2,260,941	22,534,520
thereof investments in equity method investees	256,195	383,708	639,903	-	639,903
Capital expenditures, acquisitions and investments(4)	504,733	202,137	706,870	103,062	809,932

(1) Depreciation in the amount of $1,034 and $2,918 for the three and nine months ended September 30, 2013, respectively, relating to research and development has been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation.

(2) Certain items, in the net aggregate amount of $7,003 and $18,373 for the three and nine months ended September 30, 2013, respectively, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation as applicable.

(3) Income (loss) from equity method investees in the amount of $1,432 and $1,753 for the three and nine months ended September 30, 2013, respectively, has been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation.

(4) North America and International acquisitions exclude $25,905 and $170,616, respectively of non-cash acquisitions for 2014 and International acquisitions exclude $8,403 of non-cash acquisitions for 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

16.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

	For the nine months ended September 30,
	2014	2013
Supplementary cash flow information:
Cash paid for interest	$353,381	$337,143

Cash paid for income taxes(1)	$521,791	$373,217

Cash inflow for income taxes from stock option exercises	$6,495	$6,297

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(1,350,681)	$(158,447)
Liabilities assumed	364,086	19,923
Noncontrolling interest subject to put provisions	3,558	16,317
Noncontrolling interest	97,209	4,558
Pending payments for purchase considerations	11,608	8,403

Cash paid	(874,220)	(109,246)
Less cash acquired	92,580	5,471

Net cash paid for acquisitions	(781,640)	(103,775)
Cash paid for investments	(258,146)	(188,538)
Cash paid for intangible assets	(8,925)	(5,143)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(1,048,711)	$(297,456)

(1) Net of tax refund.

17.    Subsequent Events

       On October 29, 2014 the Company issued $900 million aggregate principal amount of U.S. dollar-denominated senior unsecured notes ("the Senior Notes") to repay Term Loan A-2 under our 2012 Credit Agreement as well as other short term debt, and for acquisitions and general corporate purposes. The Senior Notes, issued at par, consist of $500 million aggregate principal amount with a coupon of 4.125% senior notes due October 15, 2020 and $400 million aggregate principal amount with a coupon of 4.75% senior notes due October 15, 2024.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

18.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at September 30, 2014 and December 31, 2013 and for the nine-months periods ended September 30, 2014 and 2013. The following combining financial information for the Company is at September 30, 2014 and December 31, 2013 and for the nine-months periods ended September 30, 2014 and 2013, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,642,785	$-	$12,534,090	$(2,665,719)	$11,511,156
Cost of revenue	-	-	1,050,811	-	9,513,473	(2,634,766)	7,929,518

Gross profit	-	-	591,974	-	3,020,617	(30,953)	3,581,638

Operating expenses (income):
Selling, general and administrative(1)	-	138,756	125,419	73,380	1,517,138	44,890	1,899,583
Research and development	-	-	55,608	-	35,355	-	90,963

Operating (loss) income	-	(138,756)	410,947	(73,380)	1,468,124	(75,843)	1,591,092

Other (income) expense:
Interest, net	(5,194)	182,173	(3,824)	137,678	(17,063)	-	293,770
Other, net	-	(1,054,763)	309,955	(570,440)	-	1,315,248	-

Income (loss) before income taxes	5,194	733,834	104,816	359,382	1,485,187	(1,391,091)	1,297,322
Income tax expense (benefit)	1,877	23,887	104,570	(83,262)	594,724	(201,502)	440,294

Net Income (loss)	3,317	709,947	246	442,644	890,463	(1,189,589)	857,028
Net Income attributable to noncontrolling interests	-	-	-	-	-	147,081	147,081

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,317	$709,947	$246	$442,644	$890,463	$(1,336,670)	$709,947

(1) Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the nine months ended September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,525,867	$-	$11,646,195	$(2,429,494)	$10,742,568
Cost of revenue	-	-	1,009,678	-	8,699,457	(2,403,587)	7,305,548

Gross profit	-	-	516,189	-	2,946,738	(25,907)	3,437,020

Operating expenses (income):
Selling, general and administrative(1)	-	69,946	156,445	(5,723)	1,505,597	21,439	1,747,704
Research and development	-	-	54,985	-	39,687	(168)	94,504

Operating (loss) income	-	(69,946)	304,759	5,723	1,401,454	(47,178)	1,594,812

Other (income) expense:
Interest, net	(5,144)	149,956	5,767	131,973	27,900	-	310,452
Other, net	-	(1,001,160)	238,088	(591,605)	-	1,354,677	-

Income (loss) before income taxes	5,144	781,258	60,904	465,355	1,373,554	(1,401,855)	1,284,360
Income tax expense (benefit)	1,867	20,261	67,212	(49,806)	497,871	(116,532)	420,873

Net Income (loss)	3,277	760,997	(6,308)	515,161	875,683	(1,285,323)	863,487
Net Income attributable to noncontrolling interests	-	-	-	-	-	102,490	102,490

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,277	$760,997	$(6,308)	$515,161	$875,683	$(1,387,813)	$760,997

(1) Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,317	$709,947	$246	$442,644	$890,463	$(1,189,589)	$857,028

Gain (loss) related to cash flow hedges	-	35,416	-	-	(16,812)	-	18,604
Actuarial gain (loss) on defined benefit pension plans	-	148	2,809	9,718	284	-	12,959
Gain (loss) related to foreign currency translation	-	332,786	(65,579)	-	(480,019)	6,134	(206,678)
Income tax (expense) benefit related to components of other comprehensive income	-	(10,041)	(820)	(3,834)	4,952	-	(9,743)

Other comprehensive income (loss), net of tax	-	358,309	(63,590)	5,884	(491,595)	6,134	(184,858)

Total comprehensive income	$3,317	$1,068,256	$(63,344)	$448,528	$398,868	$(1,183,455)	$672,170
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	143,502	143,502

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,317	$1,068,256	$(63,344)	$448,528	$398,868	$(1,326,957)	$528,668

	For the nine months ended September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,277	$760,997	$(6,308)	$515,161	$875,683	$(1,285,323)	$863,487

Gain (loss) related to cash flow hedges	-	17,880	-	-	1,479	-	19,359
Actuarial gain (loss) on defined benefit pension plans	-	97	1,906	16,926	183	-	19,112
Gain (loss) related to foreign currency translation	-	(83,209)	17,734	-	(37,241)	5,802	(96,914)
Income tax (expense) benefit related to components of other comprehensive income	-	(5,172)	(556)	(6,677)	(31)	-	(12,436)

Other comprehensive income (loss), net of tax	-	(70,404)	19,084	10,249	(35,610)	5,802	(70,879)

Total comprehensive income	$3,277	$690,593	$12,776	$525,410	$840,073	$(1,279,521)	$792,608
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	100,936	100,936

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,277	$690,593	$12,776	$525,410	$840,073	$(1,380,457)	$691,672

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$1	$4,726	$-	$582,776	$-	$587,504
Trade accounts receivable, less allowance for doubtful accounts	-	-	149,763	-	3,001,707	1,766	3,153,236
Accounts receivable from related parties	1,249,084	1,292,148	1,126,281	1,635,397	4,277,989	(9,401,073)	179,826
Inventories	-	-	262,691	-	1,078,291	(155,778)	1,185,204
Prepaid expenses and other current assets	-	67,268	41,695	17	962,362	36,515	1,107,857
Deferred taxes	-	-	-	-	289,376	(44,266)	245,110

Total current assets	1,249,085	1,359,417	1,585,156	1,635,414	10,192,501	(9,562,836)	6,458,737
Property, plant and equipment, net	-	557	245,736	-	3,126,556	(119,611)	3,253,238
Intangible assets	-	165	60,608	-	709,585	(84)	770,274
Goodwill	-	-	57,326	-	12,303,871	-	12,361,197
Deferred taxes	-	83,953	14,391	-	121,721	(113,902)	106,163
Other assets and notes receivables(1)	-	13,897,666	52,236	13,274,512	5,536,577	(31,458,024)	1,302,967

Total assets	$1,249,085	$15,341,758	$2,015,453	$14,909,926	$31,990,811	$(41,254,457)	$24,252,576

Current liabilities:
Accounts payable	$-	$603	$29,047	$-	$508,678	$-	$538,328
Accounts payable to related parties	-	2,083,992	836,041	1,623,891	5,200,825	(9,598,058)	146,691
Accrued expenses and other current liabilities	11,833	64,092	168,209	9,656	1,905,434	(22,157)	2,137,067
Short-term borrowings	-	0	-	-	139,997	-	139,997
Short-term borrowings from related parties	-	-	-	-	291,422	-	291,422
Current portion of long-term debt and capital lease obligations	-	63,554	-	800,000	60,612	-	924,166
Income tax payable	-	12,331	-	-	66,843	6,184	85,358
Deferred taxes	-	994	9,052	-	66,753	(43,353)	33,446

Total current liabilities	11,833	2,225,566	1,042,349	2,433,547	8,240,564	(9,657,384)	4,296,475
Long term debt and capital lease obligations, less current portion	1,163,767	516,353	-	2,177,968	7,370,280	(3,515,580)	7,712,788
Long term borrowings from related parties	-	3,029,597	-	1,945,322	42,062	(5,016,981)	-
Other liabilities	-	41,881	6,657	48,022	273,608	22,431	392,599
Pension liabilities	-	12,732	245,052	-	145,097	-	402,881
Income tax payable	599	28,144	-	-	25,388	121,381	175,512
Deferred taxes	-	-	-	-	775,068	(26,600)	748,468

Total liabilities	1,176,199	5,854,273	1,294,058	6,604,859	16,872,067	(18,072,733)	13,728,723
Noncontrolling interests subject to put provisions	-	-	0	-	773,733	-	773,733
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	72,886	9,487,485	721,395	8,069,926	14,317,517	(23,181,724)	9,487,485
Noncontrolling interests not subject to put provisions	-	-	-	-	262,635	-	262,635

Total equity	72,886	9,487,485	721,395	8,069,926	14,580,152	(23,181,724)	9,750,120

Total liabilities and equity	$1,249,085	$15,341,758	$2,015,453	$14,909,926	$31,990,811	$(41,254,457)	$24,252,576

(1) Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$13	$4,490	$-	$672,206	$6,068	$682,777
Trade accounts receivable, less allowance for doubtful accounts	-	-	152,480	-	2,882,736	2,058	3,037,274
Accounts receivable from related parties	1,269,092	960,137	815,748	1,643,394	4,073,975	(8,609,228)	153,118
Inventories	-	-	287,625	-	946,790	(137,311)	1,097,104
Prepaid expenses and other current assets	-	71,939	41,240	167	879,085	44,960	1,037,391
Deferred taxes	-	-	-	-	322,337	(43,285)	279,052

Total current assets	1,269,092	1,032,089	1,301,583	1,643,561	9,777,129	(8,736,738)	6,286,716
Property, plant and equipment, net	-	734	238,469	-	2,980,268	(127,517)	3,091,954
Intangible assets	-	501	73,166	-	684,290	(81)	757,876
Goodwill	-	-	62,829	-	11,595,358	-	11,658,187
Deferred taxes	-	80,931	14,209	-	118,306	(109,279)	104,167
Other assets and notes receivables(1)	-	13,955,933	47,661	12,583,487	5,234,132	(30,600,207)	1,221,006

Total assets	$1,269,092	$15,070,188	$1,737,917	$14,227,048	$30,389,483	$(39,573,822)	$23,119,906

Current liabilities:
Accounts payable	$-	$2,193	$28,689	$-	$511,715	$-	$542,597
Accounts payable to related parties	-	1,896,712	522,719	1,600,480	4,931,344	(8,827,326)	123,929
Accrued expenses and other current liabilities	29,770	45,897	129,727	9,403	1,786,709	11,027	2,012,533
Short-term borrowings	-	60	-	-	96,588	-	96,648
Short-term borrowings from related parties	-	-	-	-	62,342	-	62,342
Current portion of long-term debt and capital lease obligations	-	271,090	-	200,000	40,280	-	511,370
Income tax payable	-	114,197	-	-	56,163	-	170,360
Deferred taxes	-	2,331	9,002	-	64,539	(41,678)	34,194

Total current liabilities	29,770	2,332,480	690,137	1,809,883	7,549,680	(8,857,977)	3,553,973
Long term debt and capital lease obligations, less current portion	1,167,466	96,699	-	2,438,189	7,478,944	(3,434,378)	7,746,920
Long term borrowings from related parties	-	3,359,606	-	2,092,818	6,940	(5,459,364)	-
Other liabilities	-	5,616	6,028	-	298,313	19,604	329,561
Pension liabilities	-	10,377	254,233	-	171,248	-	435,858
Income tax payable	2,287	30,846	-	-	20,262	123,538	176,933
Deferred taxes	-	-	-	-	768,156	(24,766)	743,390

Total liabilities	1,199,523	5,835,624	950,398	6,340,890	16,293,543	(17,633,343)	12,986,635
Noncontrolling interests subject to put provisions	-	-	0	-	648,251	-	648,251
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	69,569	9,234,564	787,519	7,651,017	13,432,374	(21,940,479)	9,234,564
Noncontrolling interests not subject to put provisions	-	-	-	-	250,456	-	250,456

Total equity	69,569	9,234,564	787,519	7,651,017	13,682,830	(21,940,479)	9,485,020

Total liabilities and equity	$1,269,092	$15,070,188	$1,737,917	$14,227,048	$30,389,483	$(39,573,822)	$23,119,906

(1) Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,317	$709,947	$246	$442,644	$890,463	$(1,189,589)	$857,028
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(487,488)	-	(570,440)	-	1,057,928	-
Depreciation and amortization	-	482	40,739	-	499,294	(27,028)	513,487
Change in deferred taxes, net	-	(18,882)	(1,153)	-	30,173	(8,481)	1,657
(Gain) loss on sale of fixed assets and investments	-	-	32	-	3,241	-	3,273
(Write Up) write-off loans from related parties	-	53,928	-	-	-	(53,928)	-
Compensation expense related to stock options	-	2,797	-	-	1,007	-	3,804
Investments in equity method investees, net	-	42,925	-	-	(17,732)	-	25,193
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(11,456)	-	(90,977)	286	(102,147)
Inventories	-	-	(280)	-	(163,298)	30,873	(132,705)
Prepaid expenses and other current and non-current assets	-	28,109	6,870	75,459	13,634	(6,115)	117,957
Accounts receivable from / payable to related parties	19,617	(67,469)	333,305	89,728	(435,110)	78,100	18,171
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	26,608	65,322	253	(21,972)	(627)	51,646
Income tax payable	(1,688)	(98,915)	-	(83,262)	84,714	15,607	(83,544)

Net cash provided by (used in) operating activities	3,308	192,042	433,625	(45,618)	793,437	(102,974)	1,273,820

Investing Activities:
Purchases of property, plant and equipment	-	(47)	(64,440)	-	(611,646)	29,762	(646,371)
Proceeds from sale of property, plant and equipment	-	-	232	-	7,400	-	7,632
Disbursement of loans to related parties	-	(263,141)	-	(216,214)	-	479,355	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(222,187)	(11,793)	-	(1,048,035)	233,304	(1,048,711)
Proceeds from divestitures	-	-	-	-	3,661	-	3,661

Net cash provided by (used in) investing activities	-	(485,375)	(76,001)	(216,214)	(1,648,620)	742,421	(1,683,789)

Financing Activities:
Short-term borrowings, net	-	309,671	(356,947)	-	329,362	-	282,086
Long-term debt and capital lease obligations, net	(3,307)	190,998	-	261,832	527,573	(479,355)	497,741
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(94,000)	-	(94,000)
Proceeds from exercise of stock options	-	79,912	-	-	6,491	-	86,403
Dividends paid	-	(317,903)	-	-	(232)	232	(317,903)
Capital increase (decrease)	-	-	-	-	166,392	(166,392)	-
Distributions to noncontrolling interest	-	-	-	-	(177,810)	-	(177,810)
Contributions from noncontrolling interest	-	-	-	-	31,497	-	31,497

Net cash provided by (used in) financing activities	(3,307)	262,678	(356,947)	261,832	789,273	(645,515)	308,014

Effect of exchange rate changes on cash and cash equivalents	-	30,643	(441)	-	(23,520)	-	6,682

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	(12)	236	-	(89,430)	(6,068)	(95,273)
Cash and cash equivalents at beginning of period	0	13	4,490	-	672,206	6,068	682,777

Cash and cash equivalents at end of period	$1	$1	$4,726	$-	$582,776	$-	$587,504

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,277	$760,997	$(6,308)	$515,161	$878,002	$(1,287,642)	$863,487
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(547,834)	-	(591,605)	(2,319)	1,141,758	-
Depreciation and amortization	-	512	38,203	-	465,002	(24,284)	479,433
Change in deferred taxes, net	-	(27,091)	1,372	-	32,461	(13,513)	(6,771)
(Gain) loss on sale of fixed assets and investments	-	(12)	(304)	-	(6,086)	-	(6,402)
(Gain) loss on investments	-	-	(66)	-	-	66	-
Compensation expense related to stock options	-	18,484	-	-	-	-	18,484
Cash inflow (outflow) from hedging	-	(4,040)	-	-	-	-	(4,040)
Investments in equity method investees, net	-	22,755	-	-	(11,965)	-	10,790
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	17,616	-	(32,888)	(198)	(15,470)
Inventories	-	-	(3,210)	-	(41,613)	24,714	(20,109)
Prepaid expenses and other current and non-current assets	-	17,451	(18,106)	(2,290)	51,737	(1,061)	47,731
Accounts receivable from / payable to related parties	19,612	(127,112)	93,191	98,809	(202,653)	101,988	(16,165)
Accounts payable, accrued expenses and other current and non-current liabilities	(17,939)	14,143	37,724	6,531	41,288	(3,004)	78,743
Income tax payable	1,147	20,440	-	(49,806)	37,508	7,020	16,309

Net cash provided by (used in) operating activities	6,097	148,693	160,112	(23,200)	1,208,474	(54,156)	1,446,020

Investing Activities:
Purchases of property, plant and equipment	-	(235)	(56,354)	-	(483,424)	27,537	(512,476)
Proceeds from sale of property, plant and equipment	-	17	468	-	18,098	-	18,583
Disbursement of loans to related parties	-	487,243	-	165,814	-	(653,057)	-
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	-	(32,060)	(4,670)	(1,000)	(292,784)	33,058	(297,456)
Proceeds from divestitures	-	-	-	-	17,984	-	17,984

Net cash provided by (used in) investing activities	-	454,965	(60,556)	164,814	(740,126)	(592,462)	(773,365)

Financing Activities:
Short-term borrowings, net	-	12,237	(96,214)	-	94,366	-	10,389
Long-term debt and capital lease obligations, net	(6,062)	83,515	-	1,557,474	(2,276,759)	653,057	11,225
Increase (decrease) of accounts receivable securitization program	-	-	-	-	37,000	-	37,000
Proceeds from exercise of stock options	-	68,577	-	-	6,298	-	74,875
Proceeds from conversion of preference shares into ordinary shares	-	34,784	-	-	-	-	34,784
Purchase of treasury stock	-	(505,014)	-	-	-	-	(505,014)
Dividends paid	-	(296,134)	-	(684,229)	681,368	2,861	(296,134)
Capital increase (decrease)	-	-	-	(1,014,859)	1,025,162	(10,303)	-
Distributions to noncontrolling interest	-	-	-	-	(162,239)	-	(162,239)
Contributions from noncontrolling interest	-	-	-	-	52,357	-	52,357

Net cash provided by (used in) financing activities	(6,062)	(602,035)	(96,214)	(141,614)	(542,447)	645,615	(742,757)

Effect of exchange rate changes on cash and cash equivalents	-	(1,636)	96	-	(14,243)	-	(15,783)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	35	(13)	3,438	-	(88,342)	(1,003)	(85,885)
Cash and cash equivalents at beginning of period	1	78	501	-	686,457	1,003	688,040

Cash and cash equivalents at end of period	$36	$65	$3,939	$-	$598,115	$-	$602,155

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended September 30, 2014, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2013, as amended.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the first six months of 2014, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended September 30, 2014, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct in our International segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to that investigation, see Note 12 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies — Legal and Regulatory Matters — Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

 OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the nine-months period ended September 30, 2014 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of November 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.
10.1
Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.125% Senior Notes due 2020 of Fresenius Medical Care US Finance II, Inc.
10.2	Form of Note Guarantee for 4.125% Senior Notes due 2020 (included in Exhibit 10.1).
10.3
Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.75% Senior Notes due 2024 of Fresenius Medical Care US Finance II, Inc.
10.4	Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 10.3).
10.5
Terms & Conditions (Euro-denominated) dated as of September 16, 2014 by and among Fresenius Medical Care AG & Co. KGaA, the Issuer, and Merrill Lynch International, Commerzbank Aktiengesellschaft, and Société Générale, as Joint Bookrunners, related to the 1.125% Equity-neutral Convertible Bonds due 2020 of Fresenius Medical AG & Co. KGaA.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 4, 2014
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner